RAINCHIEF ENERGY INC

Management’s Discussion and Analysis of Financial Conditions

And Results of Operations (“MD&A”)

For The Three and Nine Months Ending September 30, 2013

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2013

This report is dated November 27, 2013

The following discussion and analysis prepared as at November 27, 2012, explains trends in the financial condition and results of operations of Rainchief Energy Inc. (“REI” or “the Company”) for the three and nine months ended September 30, 2013 as compared to the same periods in 2012. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2012. The Company’s critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. The financial statements have been prepared in accordance with International Financial Reporting Standards. All financial statement figures are reported in Canadian dollars unless explicitly stated otherwise.

Caution on Forward-Looking Information

This report contains certain statements that constitute forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management’s expectation or plans. These statements include, but are not limited to statements concerning our business objectives and plans and future trends in our industry. Inherent in forward-looking statements are risks and uncertainties beyond management’s ability to predict or control including risks that may affect REI’s operating or capital plans. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements in this discussion and analysis as well as contained in other components of the annual report. Such statements are based upon a number of assumptions that may prove incorrect, including but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there are no unanticipated fluctuations in interest or exchange rates; that there is no cancellation or unfavorable variation to its current major contracts; that if required, REI is able to finance future acquisitions on reasonable terms; and that REI maintains its ongoing relations with its business partners. We caution you that the foregoing list of important factors and assumptions is not exhaustive. You should also carefully consider matters discussed under “Risk and Uncertainties” contained elsewhere in this discussion. REI undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2013

Overview

The Company is a British Columbia corporation, incorporated on December 28, 2000. The registered and corporate office is at 1185 West Georgia Street, Suite 1110 Vancouver, BC V6E-4E6, telephone number 604-336-8138. The Company does not have an agent in the United States.

The Company was incorporated under the name Black Diamond Holdings Corporation. On September 26, 2007, the Company changed its name from Black Diamond Holdings Corporation to Black Diamond Brands Corporation. On November 21, 2008 the Company changed its name to Rainchief Energy Inc. The Company is listed as a fully reporting issuer on the OTC Markets and is traded under the symbol “RCFEF”.

The Company is an energy exploration company focused on the identification and evaluation for acquisition of energy assets worldwide. The Company is currently seeking to acquire an ownership interest in a conventional oil, heavy oil and/or alternative energy project, and implement a strategic financial and development program in order to generate revenue from these assets. The Company will also seek out opportunities to partner with other companies in order to participate in larger energy projects.

Organization Structure

As of the date of this report the Company has two wholly-owned subsidiaries. Jaydoc Capital Corporation was acquired on December 22, 2010. Rainchief Renewable-1 SRL was incorporated under the laws of the Republic of Italy.

Recent corporate developments

During the period commencing on January 1, 2013, the Company experienced the following corporate developments:

Private Placements

During the period January to the date of this report the Company received gross proceeds of $60,000 in a private placement of 1,200,000 post-consolidation shares at $0.05 per share

Promissory notes

During the period January to the date of this report the Company issued additional promissory notes totaling $48,480 and repaid $2,000 to a note holder. The notes are non-interest bearing, unsecured, and have a maturity date of December 31, 2015. The notes are convertible upon certain conditions at the option of the holders and shall become immediately payable should the Company complete financing in excess of US$5,000,000 prior to December 31, 2013. The notes shall bear interest at 3% per annum compounded annually should the Company default on the notes.

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2013

Consolidation of the Company’s Stock

Effective April 3, 2013, the common shares of the Company were consolidated at the ratio of one new common share for every 50 old common shares.

Debt Settlements

In January 2013, the Company entered into a debt settlement agreement with a company controlled by a Director and Officer of the Company to settle outstanding accounts payable of $10,000. The Company agreed to issue 10,000,000 pre-April 3, 2013 share consolidation shares

In April 2013, the Company entered into a debt settlement agreement with an arm’s length party to settle outstanding accounts payable of $52,262. The Company paid $15,000 in cash and agreed to issue 250,000 post-April 3, 2013 share consolidation shares. The Company recognized a gain on the settlement of this debt in the amount of $22,262.

In August 2013, the Company entered into a debt settlement agreement with a company controlled by a Director and Officer of the Company to settle outstanding accounts payable of $50,000. The Company agreed to issue 50,000,000 post-April 3, 2013 share consolidation shares.

Legal Proceedings

The Company was the respondent in a lawsuit filed in the Supreme Court of British Columbia. The Plaintiff sought damages in the amount of $60,750, claiming breach of a licensing agreement relating to the Company’s use of certain photographs, the copyright to which is held by the plaintiff. The Company recorded a contingent liability for this amount as at December 31, 2009.

In July 2013 the Supreme Court of British Columbia found in favour of the plaintiff and awarded damages and interest in the amount of $52,193. The Court also awarded costs to the Plaintiff. Management anticipates that the amount previously provided is adequate and has not made further provisions.

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2013

Selected Annual Information

The following table provides a brief summary of the Company’s annual financial data for the latest three fiscal years ended December 31, 2012.

	Years ended December 31,
	2010	2011	2012
	$	$
Net loss	398,327	182,323	226,261
Basic and diluted loss per share*	1.037	0.258	0.301

Total assets	205,148	60,805	150,014
Total liabilities	129,940	187,128	473,071

* Adjusted to take account of the consolidation of the Company’s common shares on April 3, 2013

Results of Operations

For the three and nine months ended September 30, 2013 the Company had net losses of $51,759 and $137,691 as compared with net losses of $75,147 and $179,893 for the three and nine months ended September 30, 2012.

Accounting, Audit and Legal expenses decreased by $4,406 to $8,000 for the three months ended September 30, 2013 as compared with $12,406 for the three months ended September 30, 2012, and by $24,060 to $21,777 for the nine months ended September 30, 2013 as compared with $45,837 for the nine months ended September 30, 2012 as legal fees incurred in respect of an Oil and Gas property acquisition in 2012 did not re-occur during the period under review. Accounting and Audit fees for the three and nine months ended September 30, 2013 and 2012, respectively, were essentially unchanged.

Consulting Expense for the three months ended September 30, 2013 amounted to $27,000, representing a decrease of $32,700 as compared with expenditure of $59,700 during the three months ended September 30, 2012. The increase in expenditure over the prior quarter resulted from an accrual for consulting services provided during the first nine months of 2012. Consulting expense for the nine months ended September 30, 2013 amounts to $69,000, and increase of $1,300 as compared with expenditure for the nine months ended September 30, 2012

Investor Relations Expense for the three and nine months ended September 30, 2013 were $626 and $3,663 as compared with $Nil for the corresponding periods in in 2012. This expense was incurred in connection with the consolidation of the Company’s stock on April 3, 2013.

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2013

Filing and Transfer Agents expense for the three and nine months ended September 30, 2013 amounted to $740 and $6,071,respectively, representing decreases of $924 and $3,051 as compared with expenditure of $1,664 for the three months ended September 30, 2012 and $9,122 for the and nine months ended September 30, 2012. The reduction in the category of expense resulted from reduced corporate activity.

Management fees for the three and nine months ended September 30, 2013 were unchanged at $15,000 and $45,000 respectively, as compared with the three and nine months ended September 30, 2012.

For the three and nine months ended September 30, 2013, General and Administration expense and Interest and Bank Charges were essentially unchanged, as compared with the these categories of expenses for the three and nine months ended September 30, 2012.

During the nine months ended September 30, 2013, the Company incurred $13,054 in Project Investigation Costs, as compared with $Nil during the nine months ended September 30, 2012. The expenses were incurred in connection with a the investigation of an oil and gas property

During the nine months ended September 30, 2013, the Company entered into a debt settlement agreement with a company controlled by a Director and Officer of the Company to settle outstanding accounts payable of $10,000. The Company agreed to issue 10,000,000 pre-April 3, 2013 share consolidation shares (three and nine months ended September 30, 2012 - $Nil).

During the nine months ended September 30, 2013 the Company entered into a debt settlement agreement with an arm’s length party to settle outstanding accounts payable of $52,262. The Company paid $15,000 in cash and agreed to issue 250,000 post-April 3, 2013 share consolidation shares. The Company recognized a gain of $22,262 on this transaction (three and nine months ended September 30, 2012 - $13,188).

The Company incurred losses on foreign exchange of $118 and $44 for the three and nine months ended September 2013, respectively, as compared with a foreign exchange gain of $583 and a loss of $1,038 for the three and nine month periods ended September 30, 2012, respectively. The gains and losses resulted from changes in the foreign currency exchange rate between the Canadian and US Dollars.

Financial position

The Company had a working capital deficiency of $434,738 as at September 30, 2013, as compared with a working capital deficiency of $432,306 as at December 31, 2012; an increase of $2,431.

The increase in working capital deficiency of $33,422 during the nine months ended September 30, 2013 was due to decrease in HST/GST Receivable of $22,166 and increase in Promissory Notes Payable of $46,480, offset by a decrease in Accounts Payable and Accrued Liabilities of $65,960 and an increase in Cash of $255.

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2013

Liquidity and Capital Resources

Changes in GST/HST Receivable accounts during the nine months ended September 30, 2013 provided $22,166.

During the nine months ended September 30, 2013, the Company received subscriptions for Common Shares in the amount of $60,000 and the proceeds on the issuance of promissory notes in the amount of $48,480, respectively.

The uses of cash during the nine months ended September 30, 2013 were $106,225 to fund the Company's continuing operations and $2,000 to repay a portion of a promissory note

Quarterly Disclosure – Eight Quarters Preceding Most Recently Completed Financial Year

The following table sets forth selected unaudited financial information prepared by management of the Company.

	Three months ended
	December 31, 2012	March 31, 2013	June 31, 2013	September 30, 2013
	$

Revenues	-	-	-	-
Net loss	46,369	42,916	42,916	82,710
Basic and Diluted loss per share *	0.062	0.054	0.050	0.020

	Three months ended
	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012
	$		$	$

Revenues	-	-	-	-
Net loss	32,579	29,294	75,453	75,147
Basic and Diluted loss per share *	0.046	0.050	0.103	0.102

* Adjusted to take account of the consolidation of the Company’s common shares on April 3, 2013

Earnings Information

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2013

Transactions with Related Parties

As reported in the unaudited interim condensed financial statements for the three and nine months ended September 30, 2013, the Company was involved in certain transactions with related parties:

The Company incurred management fees and share-based payments for services provided by key management personnel for the three and nine month periods ended September 30, 2013 and 2012 as described below. All related party transactions were in the ordinary course of business and were measured at their exchange amount.

Effective November 1, 2010, the Company entered into a management agreement with a company controlled by a Director (also an Officer) of the Company for general management and administration services at $5,000 per month for a term of 2 years. Upon the expiration of the management agreement, the parties agreed to continue the relationship on a month to month basis.

	Three Months Ended June 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	$	$	$	$

Management Fees	15,000	15,000	45,000	45,000
Share-Based Payments	-	22,500	-	22,500

	15,000	37,500	15,000	67,500

Significant Accounting Policies

The Company’s critical accounting estimates are as described in the Company’s unaudited interim condensed financial statements for the three and nine months ended September 30, 2013

Significant Accounting Estimates

The Company’s critical accounting estimates are as described in Note 3 of the Company’s 2012 Consolidated Annual Financial Statements.

New Accounting Standards Not Yet Adopted

A number of new accounting standards, amendments to standards, and interpretations are issued but not yet effective up the date of issuance of the Company’s consolidated financial statements. The Company intends to adopt the following standards when they become effective. These standards are required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet determined the impact of these standards on its consolidated financial statements.

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2013

IFRS 9 – Financial Instruments

IFRS 9 as issued reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income.

IFRS 10 – Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s consolidated financial statements. IFRS 10 sets out three elements of control: a) power over the investee; b) exposure, or rights, to variable returns from involvement with the investee; and c) the ability to use power over the investee to affect the amount of the investors’ return. IFRS 10 sets out the requirements on how to apply the control principle. IFRS 10 supersedes International Accounting Standards (“IAS”) 27 “Consolidated and Separate Financial Statements” and Standing Interpretations Committee (“SIC”) 12 “Consolidation – Special Purpose Entities”.

IFRS 11 – Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 “Interests in Joint Ventures”, and SIC 13 “Jointly Controlled Entities –Non-Monetary Contributions by Venturers”.

IFRS 12 – Disclosure of Interest in Other Entities

IFRS 12 combines the disclosure requirements for an entity’s interests in subsidiaries, joint arrangements, associates, and structured entities into one comprehensive disclosure standard. The objective of IFRS 12 is for an entity to disclose information that helps users of its financial statements evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance, and cash flows. IFRS 12 also requires that an entity disclose the significant judgments and assumptions it has made.

IFRS 13 – Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather, provides guidance on how to measure fair value under IFRS when fair value is required or permitted by IFRS.

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2013

Off Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Financial Instruments

a) Financial Instruments

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

The Company classifies its financial instruments into one of the following balance sheet categories:

•	Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

•	Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts are transferred to and recorded in net income; and

•	Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized using the effective interest rate method.

Accordingly, the Company has classified its financial instruments as follows:

•	Cash is classified as held-for-trading and accordingly carried at its fair value;

•	Subscription receivable is classified as loan and receivable, and accordingly carried at its amortized cost;

•	Accounts payable and accrued liabilities, and amounts due to related parties are classified as other financial liabilities and are currently carried at their amortized cost.

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2013

Internal Control over Financial Reporting

As at the date of this report, Management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Outstanding Share Data

(a)	Common shares

Authorized

Unlimited number of common shares without par value.

Issued and outstanding as at September 30, 2013

52,416,979 common shares for a net consideration of $3,128,514

(b)	Stock Options

Outstanding stock options as at June 30, 2013

Nil

(c)	Share Purchase Warrants

Outstanding share purchase warrants as at September 30, 2013

172,600 warrants at a weighted average exercise price of US$1.23 per share.

The number of Warrants outstanding has been adjusted to reflect the effect of the consolidation of the Company’s stock on April 3, 2013

The warrants expire on various dates between December 31, 2013 and October 28, 2015:

Risk Factors.

Risks Related to the Business.

We have a history of operating losses and need additional capital to implement our business plan. For the nine months ended September 30, 2013, we recorded a net loss from operations of $137,691, as compared with a net loss of $179,893 for the nine months ended September 30, 2012. The financial statements have been prepared using IFRS applicable to a going concern. However, as disclosed in Note 1 to the interim condensed financial statements, our ability to continue operations is uncertain.

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2013

We continue to incur operating losses, and have a consolidated deficit of $3,730,573 as at September 30, 2013. Operations for the nine months ended September 30, 2013 have been funded primarily from the issuance of share capital and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders).

We estimate that we will require at least $1,500,000 to begin a series of alternative energy property acquisitions. A full implementation of our business plan for these property acquisitions will be delayed until the necessary capital is raised.

Our entry into the alternative energy property acquisition business may not be successful and there are risks attendant on these activities

The alternative energy property acquisition business is highly competitive, and is populated with many companies, large and small, with the capital and expertise to evaluate, purchase, and exploit producing and non-producing opportunities. Even with capital and experience, industry risks are significant. Environmental compliance is an increasingly complex and costly obstacle to many new projects, and often times, and even if permits are obtained, they may be sufficiently restrictive that a property cannot be exploited to its full potential.

We may not be able to locate acquisition opportunities, or finance those we can identify. We offer no assurance that our entry into this business activity will be successful.

Risks Related to Our Stock.

If we have to raise capital by selling securities in the future, your rights and the value of your investment in the Company could be reduced. If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights. Interest on the debt would increase costs and negatively impact operating results. If we issue more common stock or any preferred stock, your percentage ownership will decrease and your stock may experience additional dilution, and the holders of preferred stock (called preference securities in Canada) may have rights, preferences and privileges which are superior to (more favorable) the rights of holders of the common stock. It is likely the Company will sell securities in the future. The terms of such future transactions presently are not determinable.

If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock. Our stock trades on the “OTC.BB” but it is not actively traded. If there is no active trading market, you may not be able to resell your shares at any price, if at all. It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility. Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for beverage companies generally. Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts will be extended. Without such coverage, institutional investors are not likely to buy the stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading. As the stock is a “penny stock,” there are additional constraints on the development of an active trading market – see the next risk factor.

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RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2013

The penny stock rule operates to limit the range of customers to whom broker-dealers may sell our stock in the market. In general, "penny stock" (as defined in the SEC’s rule 3a51-1 under the Securities Exchange Act of 1934) includes securities of companies which are not listed on the principal stock exchanges, or the Nasdaq National Market or the Nasdaq Capital Market, and which have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2 million ($5 million if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6 million in the last three years.

As "penny stock" our stock therefore is subject to the SEC’s rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1 million or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities). For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. This rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders' ability to sell the stock in the public market.

Your legal recourse as a United States investor could be limited. The Company is incorporated under the laws of British Columbia. Most of the assets now are located in Canada. Our directors and officers and the audit firm are residents of Canada. As a result, if any of our shareholders were to bring a lawsuit in the United States against the officers, directors or experts in the United States, it may be difficult to effect service of legal process on those people who reside in Canada, based on civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934. In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada, but only if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States' securities laws.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov

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